THE CUTLER TRUST

October 27, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Cutler Trust (the “Trust”), on behalf of its series portfolio, the Cutler Equity Fund (the “Fund”)
File Nos.  811-07242; 033-52850
Response to Comments on Post-Effective Amendment No. 24 on Form N-1A

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to oral comments recently provided by Mr. Christian Sandoe of the staff of the Securities and Exchange Commission (the “Commission”) in connection with Post-Effective Amendment No. 24 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on August 27, 2010.  Set forth below are the comments provided by the Commission staff and the Trust’s responses to each:

PROSPECTUS

1.
Comment:  In the section “Principal Investment Strategies” in the Risk/Return Summary, the first sentence states that the Fund expects that under normal conditions at least 80% of its “net assets” will be invested in common stocks.  Rule 35d-1(a)(2)(i) of the Investment Company Act of 1940, “Investment Company Names,” requires that, under normal circumstances, a fund invest 80% of its “Assets” in the particular type of investments, or in investments in the particular industry or industries, suggested by the fund's name.  Rule 35d-1(d)(2) states “Assets means net assets, plus the amount of any borrowings for investment purposes.” Accordingly, revise the disclosure cited above to state that 80% of “net assets plus the amount of any borrowings for investment purposes” will be so invested, or that 80% of “assets” will be so invested and define “assets” to include the amount of any borrowings for investment purposes.

Response:  The first sentence of the section “Principal Investment Strategies” in the Risk/Return Summary has been revised to read as follows:

In seeking to meet its investment objective, the Fund expects that under normal conditions at least 80% of its assets will be invested in a diversified portfolio of common stocks according to the Adviser’s investment style.  For purposes of this policy, “assets” shall mean net assets plus the amount of any borrowings for investment purposes (although the Fund is not currently permitted to do so).

2.	Comment: The second sentence of the paragraph following the bullet points in the section “Principal Investment Strategies” in the Risk/Return Summary states that the Fund typically invests in stocks of companies that have a total market capitalization of at least $1 billion. Small and mid-capitalization risk should therefore be disclosed as a principal risk of the Fund.

Response:  The disclosure has been revised to indicate that the Fund typically invests in stocks of companies having a total market capitalization of at least $10 billion, rather than $1 billion.  Accordingly, small-cap risk is not a principal risk of the Fund; however, the following mid-cap risk disclosure has been added to the section “Principal Risks of Investing in the Fund” in the Risk/Return Summary:

The Fund may invest in mid-capitalization (“mid-cap”) companies.  Mid-cap companies often involve higher risks than large cap companies because these companies may lack the financial resources, product diversification and competitive strengths of larger companies.  In addition, the frequency and volume of the trading of securities of mid-cap companies is substantially less than is typical of larger companies.  Therefore, the securities of mid-cap companies may be subject to greater price fluctuations.  Mid-cap companies also may not be widely followed by investors, which can lower the demand for their stock.

3.
Comment:  In the “Purchase and Sale of Fund Shares – General Information” section of the Risk/Return Summary, delete the phrase “on each day that the New York Stock Exchange is open for business” from the first sentence, as that information is not required by Item 6 of Form N-1A and therefore should not appear in the Risk/Return Summary.

Response: The requested change has been made.

4.
Comment:  In the “Tax Information” section of the Risk/Return Summary, disclose that shareholders investing through tax-deferred arrangements might be taxed later upon withdrawal of monies from such arrangements.

Response:  The following disclosure has been added to the “Tax Information” section of the Risk/Return Summary:

If you are investing through a tax-deferred arrangement, you may be taxed later upon withdrawal of monies from such arrangement.

5.
Comment:  Under “General Information – Anti-Money Laundering Program” in the Your Account section of the Prospectus, the fifth sentence states, in relevant part: “In this regard, the Fund reserves the right, to the extent permitted by law, to… (iii) involuntarily close your account in cases of threatening conduct or suspected fraudulent or illegal activity.”  Revise the disclosure to specify whether the types of suspected fraudulent or illegal activity that could lead to an involuntary redemption must have a nexus to the Fund or its service providers or whether any suspected fraudulent of illegal activity would qualify.

Response:  The relevant sentence has been revised to read as follows: “In this regard, the Fund reserves the right, to the extent permitted by law, to… (iii) involuntarily close your account in cases of threatening conduct or suspected fraudulent or illegal activity involving your investment in the Fund.”  (new text underlined)

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

6.
Comment:  In the first paragraph of the Investment Polices and Risks section of the SAI, the third sentence states that the Fund expects that under normal market conditions that at least 80% of its “net assets” will be invested in common stocks.  Rule 35d-1(a)(2)(i) of the Investment Company Act of 1940, “Investment Company Names,” requires that, under normal circumstances, a fund invest 80% of its “Assets” in the particular type of investments, or in investments in the particular industry or industries, suggested by the fund's name.  Rule 35d-1(d)(2) states “Assets means net assets, plus the amount of any borrowings for investment purposes.” Accordingly, revise the disclosure cited above to state that 80% of “net assets plus the amount of any borrowings for investment purposes” will be so invested, or that 80% of “assets” will be so invested and define “assets” to include the amount of any borrowings for investment purposes.

Response:  The last two sentences of the first paragraph of the Investment Polices and Risks section of the SAI have been revised to read as follows:

Under normal conditions, at least 80% of the Fund’s assets will be invested in a diversified portfolio of common stocks according to the Adviser’s investment style.  For purposes of this policy, “assets” shall mean net assets plus the amount of any borrowings for investment purposes (although the Fund is not currently permitted to do so).

7.
Comment:  The first paragraph of the Investment Limitations section of the SAI states:  “Except as required by the 1940 Act, if a percentage restriction on investment or utilization of assets is adhered to at the time an investment is made, a later change in percentage resulting from a change in the market value of the Fund’s assets or a change in status of a security or purchases and redemptions of Fund shares will not be considered a violation of the limitation.”  Revise this disclosure to note that it does not apply to the Fund’s limits on borrowing.

Response: The first paragraph of the Investment Limitations section of the SAI has been revised to read substantially as follows:

Except as required by the 1940 Act as to borrowing or otherwise, if a percentage restriction on investment or utilization of assets is adhered to at the time an investment is made, a later change in percentage resulting from a change in the market value of the Fund’s assets or a change in status of a security or purchases and redemptions of Fund shares will not be considered a violation of the limitation.  (new text underlined)

8.
Comment:  In the table under the heading “Trustees and Executive Officers” in the Management section of the SAI, revise the column heading of the sixth column to state “Other Directorships of Public Companies Held by Trustee During the Past Five Years.”  (new text underlined)

Response:  The requested change has been made.

9.
Comment:  In the Management section of the SAI, under the heading “Leadership Structure and Qualifications of Trustees,” the first sentence of the fifth paragraph states “The Board reviews its structure regularly and believes that its leadership structure, including having a majority of

Independent Trustees, coupled with the responsibilities undertaken by Mr. Matthew Patten as Chairman and Judge Cooney as Lead Independent Trustee, is appropriate and in the best interests of the Trust, given its specific characteristics.”  Revise the disclosure to be more specific as to why the Trust’s leadership structure is appropriate, including the specific characteristics upon which that conclusion is based.

Response:  The relevant disclosure has been revised as follows:

The Board reviews its structure regularly and believes that its leadership structure, including having a majority of Independent Trustees, coupled with the responsibilities undertaken by Mr. Matthew Patten as Chairman and Judge Cooney as Lead Independent Trustee, is appropriate and in the best interests of the Trust, given its specific characteristics, such as the Board’s size (four Trustees), the Fund’s investment style (publicly traded, primarily large cap equity securities) and the size of the fund complex (one fund).  (new text underlined)

10.
Comment:  In the section Management, under the heading “Leadership Structure and Qualifications of Trustees – Qualifications of Trustees,” the last sentence of the third paragraph states “The Board has concluded that Mr. Clarke is suitable to serve as a Trustee because of his past service and experience as a Trustee of the Trust, his professional investment and business experience, and his academic background.”  Revise the disclosure to state the nature of Mr. Clarke’s “professional” investment experience.

Response:  The relevant disclosure has been revised as follows:

The Board has concluded that Mr. Clarke is suitable to serve as a Trustee because of his past service and experience as a Trustee of the Trust, his business experience, and his academic background.

11.
Comment:  In the section Management, under the heading “Portfolio Managers – Compensation,” the second sentence states “In addition to a fixed base salary, each Portfolio Manager is eligible for a performance bonus awarded at the discretion of the Adviser.”  Revise the disclosure in accordance with Item 20(b) of Form N-1A to address how the “performance bonus” is calculated and whether it is based on the value of assets held in the Fund’s portfolio or Fund performance, and, if so, the benchmark used to measure performance.

Response:  The disclosure under the heading “Portfolio Managers – Compensation” in the section Management been revised as follows:

Each Portfolio Manager is an equity owner of the Adviser and his compensation, consisting of a fixed annual salary plus the potential for a discretionary bonus, varies with the general success of the Adviser as a firm. The Portfolio Managers’ compensation is not directly linked to any specific factors, such as the Fund’s performance or asset levels, but these factors may nevertheless affect the performance and profitability of the Adviser and may, as a result, affect the Portfolio Managers’ compensation.

*                 *                      *                      *

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary

5